TD Bank Group 66 Wellington Street West TD Tower, 15th Floor Toronto ON M5K 1A2	td.com

August 22, 2013

Stephanie J. Ciboroski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ciboroski:

Re:	The Toronto-Dominion Bank

Form 40-F for the Fiscal Year Ended October 31, 2012

Filed December 6, 2012

Response dated June 24, 2013

File No. 1-14446

Thank you for your letter dated August 14, 2013 regarding the above referenced filings. As Xihao Hu, Senior Vice President and Chief Accountant of The Toronto Dominion Bank (“TD”) discussed with your office on August 22, 2013, we are currently working on a response to your letter, and we confirm our intention to submit our response by September 13, 2013. Please contact myself at (416) 308-8279 or Xihao at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston

Colleen Johnston

Group Head Finance, Sourcing & Corporate Communications and Chief Financial Officer

cc:	Kevin Vaughn (United States Securities and Exchange Commission)

Lindsay McCord (United States Securities and Exchange Commission)

Staci Shannon (United States Securities and Exchange Commission)

Norie Campbell (Group Head Legal, Compliance, AML and General Counsel)

Member of TD Bank Group